Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio)

Three Months Ended March 31,
2021
Earnings:
Income (loss) before income taxes	$8,670
Add: Fixed Charges	19,581
Add: Amortization of capitalized interest	58
Less: Interest capitalized	—
Less: Earnings from joint venture, net	(406)
Total earnings (loss)	$28,715

Fixed charges:
Interest costs(1)	$16,788
Interest factor of operating lease expense(2)	2,793
Total fixed charges	$19,581

Ratio of earnings (loss) to fixed charges(3)	1.47
(1)Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.
(2)Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.
(3)The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.